January 14, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN: John Reynolds

Re:	Petróleo Brasileiro S.A. — Petrobras

Registration Statement on Form F-3 (File No. 333-235803)

Dear Mr. Reynolds:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on January 16, 2020, or as soon thereafter as practicable.

Please contact Francesca L. Odell of Cleary Gottlieb Steen & Hamilton LLP, counsel to the registrant, at +1 212 225 2530, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Tomaz Andres
Name: Tomaz Andres
Title: Attorney in Fact

By:	/s/ Ricardo Rodriguez Besada Filho
Name: Ricardo Rodriguez Besada Filho
Title: Attorney in Fact